UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Hawthorn Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

420476103
(CUSIP Number)

Jonathan Holtaway c/o Ategra Capital Management, LLC 8229 Boone Blvd., Suite 305 Vienna, Virginia 22182 Telephone Number: 703 564 9131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Community Financial Institution Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

375,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

375,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

375,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Holtaway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

375,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	420476103

Item 1.	Security and Issuer.

The name of the issuer is Hawthorn Bancshares, Inc., a Missouri, U.S.A. corporation (the "Issuer"). The address of the Issuer's principal executive offices is 132 East High Street, Box 688, Jefferson City, Missouri 65102. This Schedule 13D relates to the Issuer's shares of common stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Ategra Community Financial Institution Fund, L.P., a Delaware limited partnership (“Ategra Community Financial”), Ategra GP, LLC, a Delaware limited liability company (“Ategra GP”), Ategra Capital Management, LLC, a Delaware limited liability company (“Ategra Capital Management”) and Jonathan Holtaway, a United States citizen (“Mr. Holtaway” and collectively with Ategra Community Financial, Ategra GP and Ategra Capital Management, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 8229 Boone Blvd., Suite 305, Vienna, Virginia 22182.

(c)	Ategra GP serves as the general partner of Ategra Community Financial, a private investment fund. Ategra Capital Management serves as the investment manager of Ategra Community Financial. Mr. Holtaway serves as the managing member of both Ategra GP and Ategra Capital Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 375,000 Shares directly owned by Ategra Community Financial came from the working capital of Ategra Community Financial. The net investment costs (including commissions, if any) of the Shares directly owned by Ategra Community Financial is approximately $3,940,453.31. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 375,000 Shares indirectly beneficially owned by Ategra GP came from the working capital of Ategra Community Financial. The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Ategra GP is approximately $3,940,453.31. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 375,000 Shares indirectly beneficially owned by Ategra Capital Management came from the working capital of Ategra Community Financial. The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Ategra Capital Management is approximately $3,940,453.31. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 375,000 Shares indirectly beneficially owned by Mr. Holtaway came from the working capital of Ategra Community Financial. The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Holtaway is approximately $3,940,453.31. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons have engaged in discussions with the Board of Directors of the Issuer regarding the Issuer’s financial performance and prevailing market trends impacting community banks. On April 4, 2018, the Reporting Persons urged the Board of Directors to initiate a process to explore strategic alternatives to enable the Issuer’s shareholders to realize the full value of their investment in the Issuer. To this end, on April 4, 2018, the Reporting Persons sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit B and incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs, and financial position, other developments concerning the Issuer, the price level of the Issuer’s Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available, may in the future take such actions with respect to this investment in the Shares as the Reporting Persons deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Shares in the open market and in block trades, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares now owned or hereafter acquired by the Reporting Persons to one or more purchasers. In addition, the Reporting Persons may engage in communications regarding the Issuer with knowledgeable industry or market observers, industry participants, members of the Issuer’s Board of Directors or management, other representatives of the Issuer, or other persons. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

	(a) - (d)	As of the date hereof, Ategra Community Financial may be deemed to be the beneficial owner of 375,000 Shares, constituting 6.5% of the Shares, based upon 5,798,009 Shares outstanding as of the date hereof.[1] Ategra Community Financial has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 375,000 Shares. Ategra Community Financial has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 375,000 Shares.

As of the date hereof, Ategra GP may be deemed to be the beneficial owner of 375,000 Shares, constituting 6.5% of the Shares, based upon 5,798,009 Shares outstanding as of the date hereof.[1] Ategra GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 375,000 Shares. Ategra GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 375,000 Shares.

As of the date hereof, Ategra Capital Management may be deemed to be the beneficial owner of 375,000 Shares, constituting 6.5% of the Shares, based upon 5,798,009 Shares outstanding as of the date hereof.[1] Ategra Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 375,000 Shares. Ategra Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 375,000 Shares.

As of the date hereof, Mr. Holtaway may be deemed to be the beneficial owner of 375,000 Shares, constituting 6.5% of the Shares, based upon 5,798,009 Shares outstanding as of the date hereof.[1] Mr. Holtaway has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 375,000 Shares. Mr. Holtaway has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 375,000 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit C.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Letter to the Board of Directors Exhibit C: Schedule of Transactions in the Shares

_____________

[1] *This outstanding Shares figure is based on the Shares of the Issuer outstanding as of March 7, 2018 in accordance with the disclosure contained in the Issuer’s Form 10-K dated March 16, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2018
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 4, 2018, relating to the Common Stock, par value $1.00 per share, of Hawthorn Bancshares, Inc. shall be filed on behalf of the undersigned.

April 4, 2018
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

Exhibit B

8229 Boone Blvd., Suite 305, Vienna, Virginia 22182 Phone (703)564-9131

April 4, 2018

Board of Directors

Hawthorn Bancshares, Inc.

132 East High Street

Jefferson City, MO 65102

Dear Director:

We have decided to withdraw our support for the Board of Directors of Hawthorn Bancshares, Inc. (“Hawthorn” or the “Company”). The results achieved by the Company since we last met on March 29, 2017 are unnecessarily disappointing and put the Company at risk. Our conclusion is not reached lightly and is based on five years of observation and analysis of the Company’s strategic actions and governance decisions. Management continues to pursue policies that in the past have not been successful leading inevitably to persistent, intractable low levels of performance.

Two years ago the Board chose to maintain a combined Chairman and CEO role, against our strong recommendation. Last year, against our noted objection, the Board chose to allow a second member of management to join a Board already too small and too undiversified to carry out its appropriate function to independently and responsibly supervise management, oversee the operations of the Company and provide strategic leadership. Both situations were missed opportunities to alter the dynamics of the Company. These choices have reduced the effectiveness of Board leadership, contribute to sustaining the low level of performance and inhibit proper strategic discussion. The Board’s strategic and fiduciary obligations rise above the interests of management and maintenance of a status quo.

For several year’s now the Company’s returns have been substantially below peer. This is underlined ever more by the fact that Hawthorn is levered substantially by trust preferred and yet produces a return on equity substantially below peer. An underperforming, levered company is a risky company, particularly in banking. A strengthening economy has been the background scenario for several years, but unfortunately Hawthorn has not been able to take advantage of the lengthy positive economic period. We can no longer rely on smooth waters of a slowly building recovery. Volatility, interest rate risk and credit risk are likely to increase in the later stages of this economic expansion and Hawthorn is poorly positioned to withstand much headwind.

We have put forward our views in writing in the past and reiterate them.

➢	The cost structure of the Company is unsustainable and assures poor performance.

➢	Management does not engage with the investment community nor consider the relative value of the stock versus growth opportunities, which has allowed an imbalance of sellers and buyers to unnecessarily persist in spite of more effective options being accessible.

➢	The Board has failed to maintain its size and diversity and lacks members with sufficient depth of experience in publicly-listed companies and this limits the strategies adopted by the Company.

➢	The low stock price has inhibited the Company’s ability to execute a merger to improve cost and investment efficiency, yet Management pursues a merger strategy as if this reality does not exist.

➢	Compensation for leadership remains primarily cash based and consistently paid out at the highest levels even as the Company fails to achieve its most critical goals.

Given this substantial list of unresolved, intractable problems, it would be reasonable for the Board of Directors to hire independent, outside counsel and financial advisers to assist the Board in reviewing its strategic options.

We remain confident that a satisfactory direction beneficial to all stakeholders can be achieved at Hawthorn, but it will not happen with the current dynamic. Our effort going forward will be focused on achieving this path, which lies outside the current strategic choices.

Respectfully yours,

/s/ Jonathan Holtaway	/s/ Jacques Rebibo
Jonathan Holtaway	Jacques Rebibo

Exhibit C

Schedule of Transactions in the Shares by the Reporting Persons[2]

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
2/18/2018	Common Stock, par value $1.00 per share	Purchase	4,398	20.50

_____________________

[2] All transactions in the Shares by the Reporting Persons were open market transactions.